UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  June 8, 2007                        /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                        June 8, 2007

                           MINA REAL PRODUCTION UPDATE

Vancouver,  Canada - Rochester  Resources  Ltd.  (TSXV:  RCT;  OTCBB:  RCTFF and
Frankfurt: R5I): "The Mina Real plant has been operational for 11 days since resumption of milling operations and is performing satisfactorily." stated Dr. Alfredo Parra, President, "In spite of the global challenges involved in assembling equipment, materials and competent skilled labour, the Mina Real mill was put into production after only twelve months from receipt of permits". An update follows:

Mill

Operating results during the March 2007 period of the test-production phase indicated that it would be prudent to modify the grinding circuit to obtain throughput of about 250 tonnes per day and the gold/silver final recovery section to ensure planned recovery. Accordingly, the following major modifications planned for late 2007 have been brought forward:
o    Installation of larger  capacity  solution pumps and a third grinding mill;
     and
o    The installation of a cyanide destruction circuit to treat mill effluent.

These tasks were completed during the recent mill shutdown. In addition, the project construction management team was replaced by experienced operational supervisors. Locally-recruited mill operating staff was trained in emergency procedures, operational and maintenance skills. A preventive maintenance system is in the process of being developed and training in maintenance procedures is well advanced. Further improvements in plant productivity will take place when the third mill is put into operation mid-month. Regular weekly shipments of gold and silver precipitate to the refinery have recommenced.

"I am impressed with the design and standard of construction that has combined to create a very sensible operational plant" commented Gil Leathley, Director, following a site visit to the plant earlier this week. Mr. Leathley is a retired Chief Operating Officer of a major US based international mining company and has extensive knowledge of the operation and construction of various sized milling plants.

Florida Mine

Mining activity has been ongoing over the past twelve months and it is estimated that over 20,000 tonnes of ore, with an average grade of approximately 9 grams/tonne of gold and 180 grams/tonne of silver, is currently stockpiled, and available for milling.

Independent assay results from channel samples taken over 80 metres of development mining recently completed in Level 1240 of the Florida 3 vein, produced an average grade of about 12 grams/tonne of gold, 200 grams/tonne of silver and an average width of about 1.2 metres. Level 1240 is in the upper portion of one of the three vertical vein structures currently being mined at the Mina Real gold/silver property in Nayarit, Mexico. These grades are significant when combined with the high grades reported over 775 metres of development mining in lower levels of Florida 3 and the significantly higher grades reported in ramping down to the 1090 metre elevation.

In addition, the Level 1160 drift has been advanced approximately 350 metres through the intrusion into the area on the other side and is close to the projected intersection point of the vein structures discovered by surface trenching to the NW of the intrusion.

Dr. Parra is currently the Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining.

Corporate Appointments

Dr. Parra is also pleased to announce the appointment of Nick DeMare, CA as Chairman and a member of the board of directors of Rochester. Nick is a founding shareholder of Mina Real and has been active as a director and officer of a number of resource companies. Earlier in his career Nick was employed as a

General Practice Manager with Coopers and Lybrand Chartered Accountants with specialization in the resource sector. He has operated extensively in Latin American countries and is conversant in Spanish.

In addition, Jose Manual Silva, CPA and Director of Finance of Rochester's Mexican subsidiary since January 2007, has been appointed Chief Financial Officer of Rochester. Jose has a strong background in accounting and taxation in Mexico. He was a Controller with Luismin S.A. from 1979 to 1988 and has held positions of Internal Audit and Budget Manager and Controller with two other Mexican based mining companies from 1988 to 1997. Since 1997 he has been a consultant who has provided accounting services to Canadian public companies operating in Mexico. In recognition of his increased responsibilities, Mr. Silva has been granted an additional 100,000 stock options at $1.65 per share. The options vest over their term of three years.

Douglas F. Good, former Chairman and Chief Financial Officer, will remain a Director and continue to concentrate on the area of Corporate Development on a part-time basis. "I am extremely pleased with the corporate changes that Dr. Parra has made" commented Mr. Good. "I believe that Rochester is now well on its way to becoming a recognized and profitable junior Mexican gold/silver producer. In addition to strengthening the corporate structure, these changes will allow me to devote more time to family and my increasing responsibilities as a Director and CFO of ComWest Enterprise Corp. (TSXV: "CWP")".

Rochester represents a pure-play into the exploration and development of gold and silver properties located in Mexico. With grades reported in 2007 from mine development activities ranging all the way from an average of 12 grams/tonne of gold and 200 grams/tonne of silver over 775 metres of drift development, to 30.8 grams/tonne of gold and 212 grams/tonne of silver over eleven continuous samples taken from approximately 20 metres of ramp development within the vein system, the Mina Real Mine could certainly be considered a "high-grade" gold/silver deposit.

ON BEHALF OF THE BOARD                        Investor information contact:

/s/ Dr. Alfredo Parra                           Empire Communications Inc.
Dr. Alfredo Parra,                                 Tel: 1-866-841-0068
President and CEO                          Email: info@rochesterresourcesltd.com
                                          Website: www.rochesterresourcesltd.com

Forward Looking Statements

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.